

May 17, 2022

Bangxin Zhang
Chief Executive Officer
TAL Education Group
15/F, Danling SOHO
6 Danling Street, Haidian District
Beijing 100080
People's Republic of China

> **Re: TAL Education Group**
> **Form 20-F for the Fiscal Year Ended February 28, 2021**
> **Form 6-K filed November 15, 2021**
> **Response Dated March 29, 2022**
> **File No. 001-34900**

Dear Mr. Zhang:

We have reviewed your March 29, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 22, 2022 letter.

Annual Report on Form 20-F

Item 3. Key Information, page 3

1. We note your response to comment 4 and reissue in part. We note your intentions to move the diagram of the company's corporate structure on page 82 of the Form 20-F to Item 3 in future Form 20-F filings. With respect to the disclosed contractual arrangements with the VIEs in the diagram, please revise to use dashed lines without arrows. Additionally, describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements. Describe the relevant contractual

agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. In this regard, we note that your proposed disclosure in future Form 20-F filings does not specifically discuss the above disclosure topics but instead cross-references to disclosure later in the Form 20-F. Please revise your proposed disclosure to address the disclosure topics in Item 3 of future Form 20-F filings.

2.   We note your response to comment 5 and reissue in part. We note your proposed "Summary of Risk Factors" to be included in future Form 20-F filings. Revise to specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time. Additionally, acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Lastly, please revise the proposed disclosure to provide specific cross-references for each of the risks discussed under "Risks Related to Our Corporate Structure" and "Risks Related to Doing Business in China" to the more detailed discussions of these risks in future Form 20-F filings. In this regard, the specific cross-references should include the specific risk factor title, as applicable, and associated page number.

3.   We note your response to comment 6 and reissue in part. We note your proposed disclosure to be included in future Form 20-F filings. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you have the necessary permissions and approvals to operate your business. If true, state as much and explain why such an opinion was not obtained. Please also explain the basis for your conclusions, such as why you are not required to have a cybersecurity review by the CAC. Additionally, the proposed disclosure related to permission and approvals should not be qualified by materiality. Please make appropriate revisions to your proposed disclosure.

4.   We note your response to comment 7 and reissue in part. We note your proposed disclosure to be included in future Form 20-F filings. Please disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Please also revise the proposed disclosure to quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Lastly, provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

5.   Please revise your proposed disclosure in the "Cash and Assets Flows Through Our Organization" section, in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets.

6.   To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies in your proposed disclosure in the "Cash and Assets Flows Through Our Organization" section, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state in the "Cash and Assets Flows Through Our Organization" section that you have no such cash management policies that dictate how funds are transferred.

Item 3.(d) Risk Factors, page 5

7.   We note your response to comment 11 and reissue. We note your proposed disclosure and new risk factor to be included in future Form 20-F filings. Please revise your proposed disclosure and risk factor to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In this regard, we note that the risk factor is drafted in the passive tense rather than the company providing affirmative statements regarding its compliance with the regulations and policies that have been issued by the CAC to date.

General

8.   We note your response to comment 16 and reissue in part. Please confirm that you will amend the referenced Form 6-K to provide ADS holders with the additional information set forth in your response.

You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services